Exhibit 99.3
Melnyk Calls For Special Meeting of Biovail Shareholders To Approve Corporate Governance
Resolutions and to Elect Two Of His Nominees To Biovail Board
Requests Special Meeting Be Held in Conjunction with Biovail 2009 Annual Shareholder Meeting
TORONTO — ONTARIO- February 25, 2009 — Eugene Melnyk announced today that he and a company under his control, EM Holdings B.V., have requisitioned a special meeting of shareholders of Biovail Corporation (“Biovail” or the “Corporation”) (TSX: “BVF”; NYSE: “BVF”) at which he would seek to have shareholders approve several resolutions to bolster Biovail’s corporate governance practices and seek the election of two nominees to Biovail’s Board of Directors.
Mr. Melnyk has suggested that the meeting be held in conjunction with Biovail’s 2009 annual shareholders meeting. Mr. Melnyk’s request for a special meeting of Biovail shareholders was made pursuant to section 143 of the Canada Business Corporations Act.
Mr. Melnyk stated that “several of the resolutions he is proposing would bring Biovail’s corporate governance practices into line with recent recommendations of the Canadian Coalition for Good Governance”. The proposed resolutions address items such as:
▪	shareholder approval of significant transactions;

▪	amendments to Biovail’s by-law to provide for improved director election practices and fair access to proxies;

▪	amendments to Biovail’s charter relating to corporate governance and disclosure requirements; and

▪	the payment of termination and change of control payments in executive agreements.
Mr. Melnyk said he is particularly concerned that termination and change of control payments in Biovail’s executive agreements are excessive — and would be viewed as such in any period. “They are even more so in this period of the economy,” he said. Mr. Melnyk said that shareholders should also closely monitor the perquisites provided to Biovail’s executives such as the use of corporate aircraft or personal travel financed by Biovail. “It is important that this should be closely monitored and controlled in these difficult times.” Mr. Melnyk said his proposed amendments to Biovail’s corporate governance charter address this and other important corporate governance practices.
Shareholders may review the Canadian Coalition for Good Governance’s (the “Coalition”) views on these items at www.ccgg.ca, in particular, the Coalition’s letter to the Chair of the Canadian Securities Administrators dated February 2, 2009 regarding shareholder democracy concerns and the Coalition’s draft executive compensation principles dated January 9, 2009. The proposed resolutions for the requisitioned meeting address, among others, matters raised by the Coalition in those documents.
The proposed resolutions also seek to limit indemnification of the Corporation’s directors and officers where the Corporation will not be reimbursed from the proceeds of insurance for such claims.
For additional information on this press release and a copy of the requisition (including the proposed resolutions), please contact:
Canadian Media
Joanne Kearney
416.645.8180
Joanne.kearney@fleishman.ca
US Media
Sitrick And Company
Michael Sitrick
Mike_Sitrick@Sitrick.com
(310) 788-2850
Seth Faison
(212) 573-6100
Seth_Faison@Sitrick.com